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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  MAY 2009

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1	May 11, 2009 News Release – Mann New Account Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: May 12, 2009

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

ALDA PHARMACEUTICALS CORP.

635 Columbia Street
New Westminster, British Columbia V3M 1A7

Tel: (604) 521-8300 Fax: (604) 521-8322

NEWS RELEASE

TSX-V: APH

OTCBB: APCSF

ALDA EXPANDS MARKETING EFFORTS AND APPOINTS ACCOUNT MANAGER

May 11, 2009 - Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (“the Company” or “ALDA”) has named Ms. Diane Mann to the new position of Account Manager.

Ms. Mann received her B.Sc. in General Science, with emphasis on Biochemistry and Microbiology, from the University of Manitoba in 1989. With nearly 20 years of experience in the brokerage, investment, communications, direct sales and investor relations businesses, Diane brings a solid understanding of sales, marketing and communications.

Dr. Terrance Owen, President & CEO, states, “We are excited to have Diane join our team as we start implementing our marketing program.  We have many untapped markets for our products and new ideas are coming to us all the time.  We have done test marketing in selected pharmacies and the results have been very encouraging.  We now intend to pursue sales in areas we have not previously served, such as banks, casinos, offices, sports teams, restaurants, travel agents and many other avenues.  Now that we have more products for personal use and commercial use, it is time to seek new outlets for our products and provide additional support to all of our distributors”.

The products available at this time include:

•

T36® Disinfectant

•

T36® Disinfectant Wipes

•

T36® Antiseptic Hand Sanitizer Gel

•

T36® Antiseptic Hand Sanitizer Wipes

•

T36® Disinfectant Cleaner CONCENTRATE

Additional products that are in progress include T36® Antiseptic Hand Sanitizer Liquid and T36 DisinfexTM Disinfectant Cleaner.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology.  The Company trades on the TSX Venture Exchange under the symbol APH and on the OTC BB under the symbol APCSF.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Retail Sales

Eastern Esthetics (ON, QU, NB, NS, PE, NL)              902-450-2161

LCN Canada – West (MB, SK, AB, BC, NW, YK)    780-462-2580

Distribution & Sales Contact
Peter Chen

(604) 521- 8300 Ext. 3
peter_chen@aldacorp.com

Investor Relations Contact

Scott Young

604-288-7222

syoung@freeformcom.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.